                                 482,806 SHARES

                                 OSMONICS LOGO
                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by certain shareholders (the "Selling Shareholders") of Osmonics, Inc. (the "Company"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Common Stock is listed on the New York Stock Exchange under the symbol "OSM." On November 19, 1996, the last sale price for the Common Stock as reported on the New York Stock Exchange Composite Tape was $21 1/2.

                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING      PROCEEDS TO SELLING
                                         PUBLIC             DISCOUNT(1)        SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------
Per Share.........................        $21.50               $0.90               $20.60
-------------------------------------------------------------------------------------------------
Total(3)..........................    $10,380,329.00        $434,525.40         $9,945,803.60
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of this Offering estimated at $75,000, $50,000 of which will be paid by the Selling Shareholders. Expenses in excess of $50,000 shall be paid by the Company.

(3) Certain of the Selling Shareholders have granted to the Underwriter an option for 30 days to purchase up to an additional 72,420 shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as set forth above. If the option is exercised in full, the total Price to Public, total Underwriting Discount and total Proceeds to Selling Shareholders will be $11,937,359.00, $499,703.40, and $11,437,655.60, respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriter when, as and if delivered to and accepted by the Underwriter and subject to various conditions, including its right to reject orders in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about November 25, 1996.
                            ------------------------

                      CLEARY GULL REILAND & MCDEVITT INC.

               The date of this Prospectus is November 20, 1996.

[OSMONICS LOGO]                         Providing advanced solutions for
                                        water purification and fluid filtration


PRODUCTS AND
TECHNOLOGIES FOR
WATER PURIFICATION
AND FILTRATION

Replaceable Products

In many water purification and filtration applications, replaceable filters and membrane elements are the key components, capable of performing extremely precise separations. Replaceable products account for 52% of Osmonics sales.

[PHOTO]

Osmonics manufactures more than 40 types of replaceable cartridge filters, which selectively remove elements ranging from dirt to bacteria and submicron particles.

[PHOTO]

Osmonics is one of the top three worldwide manufacturers of replaceable membrane elements for reverse osmosis, nanofiltration and ultrafiltration.

Equipment and Components

Osmonics is the world's most extensively integrated manufacturer and marketer of high technology water purification and fluid separation equipment.

[PHOTO]

This newly developed Osmonics commercial/industrial controller automatically regulates ion-exchange water-softening equipment.

[PHOTO]

Ozone generators disinfect water without chemicals; ozonators are 100 times more effective than chlorine in killing cryptosporidium and other pathogens.

[PHOTO]

The SOLO single-patient reverse osmosis system creates pure water for kidney dialysis.

[PHOTO]

Osmonics provides total reverse osmosis systems for ultrapure water production for industrial applications.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, information in this Prospectus relating to share data reflects three-for-two stock splits paid in the form of stock dividends to shareholders of record on April 22, 1991 and March 4, 1994 and assumes the Underwriter's over-allotment option is not exercised. This Prospectus contains and incorporates by reference forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors", which prospective investors should carefully consider.

                                  THE COMPANY

     Osmonics, Inc. (the "Company") is a leading provider of water purification and filtration equipment and components to industrial and commercial end-users in the expanding, multi-billion dollar, global water purification and filtration market. The Company believes it is the world's most extensively integrated manufacturer and marketer of high technology water purification and fluid separation products. Through strategic acquisitions and internal product developments, the Company has expanded horizontally and developed one of the broadest lines of products for the purification of fluids with the ability to meet customer's most elementary to most sophisticated purification and filtration needs. The Company's products are used extensively in pharmaceutical, biotechnology and healthcare applications, drinking water, food and beverage production, semiconductor manufacture, power generation and various industrial processing applications.

     The Company estimates that the global market for water purification and filtration products is between $18 billion and $25 billion for 1996. The Company believes that the specific markets in which it competes total nearly $3.3 billion and are growing at a rate of approximately 10% per year.

     The water purification and filtration industry has developed into a multi-billion dollar market primarily due to global population growth, economic expansion, increasing need for high quality water and fluid filtration by manufacturers and other commercial entities and the limited supply of usable water. As a result, pure water has become an increasingly valuable and scarce resource. In addition to the need for potable water, industrial and commercial companies require purified water for most manufactured products, whether as an ingredient in the finished product or as part of the manufacturing process. Furthermore, government regulations mandate safer drinking water and require that most industrial and commercial companies and municipalities treat their outgoing wastewater. As a result, many companies require increasingly sophisticated solutions to their water purification and wastewater treatment needs. The move by manufacturers toward fewer "strategic partner" suppliers to service their global needs also creates competitive advantages for manufacturers such as the Company with a broad range of technologically sophisticated products and international marketing, manufacturing and service capabilities.

STRATEGY

     The Company intends to build on its position as a leader in the water purification and filtration industry and achieve continuous sales and earnings growth by utilizing the following strategy:

     - Expand into growing international markets.

     - Continue to internally develop new and innovative products and technologies.

     - Utilize its recently expanded sales and marketing force to expand its market share.

     - Pursue strategic acquisitions.

     To meet the growing international demand for water purification and filtration equipment, the Company has positioned itself in the three major market regions of the world, Asia/Pacific, Euro/Africa and the Americas, through strategic acquisitions and alliances that provide it with local manufacturing, sales and service capabilities.

     The Company has pioneered the commercial development of (i) reverse osmosis, nanofiltration, and ultrafiltration, (ii) the first non-metallic controllers for ion exchange, (iii) ozone generation equipment, (iv) multi-stage centrifugal pumps for membrane applications, and (v) industrial water recycling and waste minimization using membranes. In the past, the Company has invested $7 of every $100 of sales in research and new product development in order to develop these innovative products. The Company intends to remain one of the leaders in developing new products and applications.

     In 1994 and 1995, the Company invested significantly in growing its sales and marketing personnel. The number of sales personnel increased by 24% and 26% in 1994 and 1995, respectively. As a result of the Company's acquisitions, the Company inherited a number of separate sales forces selling individual products. In 1996, the Company reorganized and centralized its sales groups to focus responsibility for customer relationships for all products through expanded local sales offices and to provide technical sales support from the appropriate product manufacturing site. The Company believes that these changes will enhance customer service, reduce administrative expenses and increase market penetration in the future.

     The Company's acquisition strategy is calculated to (i) enhance the market share of existing products, (ii) expand its distribution system, (iii) obtain technology complementary to the Company's current and planned future products, and (iv) further develop its vertically integrated manufacturing capabilities. The following table summarizes the Company's growth through acquisitions since 1990:

                                                                                        YEAR
            ACQUIRED COMPANY                     TECHNOLOGY/STRATEGIC BENEFIT         ACQUIRED
-----------------------------------------  -----------------------------------------  --------
Desalination Systems, Inc.                 Reverse Osmosis (RO), Ultrafiltration        1996
                                           (UF), Nanofiltration (NF); membrane and
                                           spiral membrane elements
Western Filter Company                     Physical water treatment and increased       1995
                                           penetration of beverage market
Lakewood Instruments, Inc.                 Instruments for pH, conductivity and         1994
                                           control of fluid systems
Poretics Corporation                       Microfiltration (MF) membranes               1994
Autotrol Corporation                       Controls and valves for ion exchange         1993
                                           products
Fastek Division of Eastman Kodak Company   Disposable RO membranes and membrane         1990
                                           elements and filter cartridges

MARKETING

     The Company's worldwide customer base includes a broad range of major pharmaceutical, industrial and commercial companies such as: Merck, Genentech, Baxter, IBM, General Electric, Mercedes, Coca-Cola, Pepsi and Seaworld. The Company believes it provides its customers with cost effective solutions to their filtration and purification needs through a combination of its wide range of products and services, its breadth of technology and its global network of sales and support facilities.

     The Company focuses the marketing of its products primarily to three groups of customers:

          1. Original equipment manufacturers (OEMs) and system integrators;

          2. Distributors selling components and products to end-users; and

          3. Large equipment and systems sales directly to major industrial end-users.

     The Company uses two discrete sales channels, each of which is supported by application sales engineers and market support personnel. The Company markets its custom machines and components through its direct sales force. Some sales are made directly to certain of the Company's largest customers and to other manufacturers of filtration equipment and systems. The Company's standard products are marketed to a network of independent distributors and OEMs by its district managers. These distributors and OEMs provide worldwide installation service and stock a wide range of the Company's standard products.

     The Company often participates actively with its customers in designing and planning the systems in which its products are to be used. In some cases, the sale of a system designed for a particular customer may result from an engineering and service relationship that has extended over several years.

PRODUCTS

     The Company's products include:

     - Crossflow Membranes and Membrane Elements which are typically polymer based products designed to separate a fluid's components using pressure. The processes normally associated with crossflow membrane technology are RO, NF and UF. Membranes and elements are used in many applications including bioengineering processes, seawater desalting, food processing, residential and municipal water production, semiconductor manufacturing, chemical processing, waste minimization and water recycling.

     - Normal Flow Membrane and Filter Cartridges which are used to sterilize pharmaceutical solutions, remove contaminants from air and gas lines, remove parasites from potable water, de-water solvents and jet fuel, and purify polymer solutions for fiber manufacturing.

     - Ion Exchange Equipment which uses polymer beads to adsorb ionized material from a fluid stream. Ion exchange is used for softening and deionizing water for residential, commercial and industrial users.

     - Distillation Equipment which is used primarily for the production of "U.S.P. Water For Injection" in the pharmaceutical industry and the research laboratory.

     - Ozonation Equipment which generates ozone used to replace chlorine in the disinfection of water, to de-color water, to bleach pulp and textiles and to purify solvent-contaminated groundwater.

     - Pumps, Valves and Flow Control Devices which are used in the electronics, potable water, pharmaceutical and chemical industries and as integral components of crossflow membrane, normal filtration and ion exchange equipment.

     - Instruments and Monitoring Devices, used to measure pH, conductivity, selected ions and flow rate for cooling towers and boilers, as well as controllers for crossflow membrane, ion exchange, and ozone generation equipment.

                      KEY MARKETS AND PRODUCT APPLICATIONS

    KEY MARKETS

      -----------------------------------------------------------------------------------------------------------------------
      HEALTH CARE                        ELECTRONICS                              FOOD & BEVERAGE
      Laboratory                         Semiconductor Mfg.                       Food Processing
      Medical                            Printed Circuit Board Mfg.               Dairy Processing
      Pharmaceutical                                                              Beverage
      Biotechnology


      POTABLE WATER                      INDUSTRIAL & POWER
      Drinking Water                     Automotive & Metal Finishing
      Desalted Water                     Chemical Processing
      Laundry & Car Wash                 Photo & Printing Process
      Aquariums, Pools & Spas            Pulp & Paper
                                         Textiles, Inks & Dyes
                                         Petroleum, Gas & Mining
                                         Power Generation


    PRODUCT APPLICATIONS

      -----------------------------------------------------------------------------------------------------------------------
      - Lab scale fluid purification     - Ultrapure rinse water                - Pure water for soft drinks, tea,
      - Pure water for kidney dialysis   - Ultrapure gas filtration               juices, and bottled water
      - Separations & cell harvesting    - Waste minimization                   - High fructose corn syrups
      - USP water for injection          - Components for ultrapure corrosive   - Recycling of bottle & can rinse
      - Purification of drugs              chemical handling                      water
                                         - Integrated circuit etching           - Dairy protein fractionation
                                                                                - Direct filtration for source water
                                                                                - Whey separation
                                                                                - Process control instrumentation

      -----------------------------------------------------------------------------------------------------------------------

   - Drinking water                         - Filtration/separation of fine
   - Seawater desalting                       chemicals
   - Water softening                        - Chemical synthesis
   - Spot-free rinse water                  - Boiler feedwater purification
   - Commercial & residential water         - Cooling tower/boiler electronic
     control valves                           controllers
   - Chemical-free (ozone) disinfection     - Piping disinfection
     for pools, aquariums, and spas         - Bleaching pulp & paper
   - Instruments and monitors for           - Recovery of chemical and water
     compliance with Safe Drinking Water      waste
     Act                                    - Purification of water-based paints


                            THE FILTRATION SPECTRUM

     The Company can configure purification and filtration systems utilizing reverse osmosis, nano-, ultra-, micro-, and particle filtration to meet a customer's needs across the filtration spectrum.



             |_________|_________________|____________________|_______________________|____________|____________|____________|______
             |-ST MICROSCOPE        -SCANNING ELECTRON MICROSCOPE                - OPTICAL MICROSCOPE        - VISIBLE TO NAKED EYE
             |_________|_________________|____________________|_______________________|____________|____________|____________|______
MICROMETERS  |
             | IONIC RANGE           MOLECULAR RANGE     MACROMOLECULAR RANGE           MICRO PARTICLE RANGE   MACRO PARTICLE RANGE
(LOG SCALE)  |______________________________________________________________________________________________________________________
             |         |                 |                    |                       |            |            |            |
             |       0.001             0.01                  0.1                     1.0           10          100         1000
_____________|_________|_________________|____________________|_______________________|____________|____________|____________|______
  ANGSTROM   |        10                100                 1000                     10(4)        10(5)        10(6)        10(7)
   UNITS     |2 3 5  8 |   20 30  50  80 |   200 300 500  800 |   2000 3000 5000 8000 |  2 3  5  8 |  2 3  5  8 |   2 3 5  8 |    2
(LOG SCALE)  || ||||||||   |  | | | || |||    |   | | | ||||  |    |    |    | || | |||  | || || |||  | || ||||||   | ||||||||    |
_____________|_________|_________________|____________________|_______________________|____________|____________|____________|____|_
   APPROX.   |         |                 |                    |                       |            |            |            |
MOLECULAR WT.|         |                 |                    |                       |            |            |            |
(SACCHARIDE  |    100 200  1000 10,000 20,000       100,000   |          500,000      |            |            |            |
  TYPE-NO    |         |                 |                    |                       |            |            |            |
   SCALE)    |         |                 |                    |                       |            |            |            |
_____________|_________|_________________|____________________|_______________________|____________|____________|____________|______
             |         |                 |                    |                       |            |            |            |
             |         |                 |                    |                       |          GIARDIA        |            |
             |         |                 |                    |                       |  CRYP-    CYST          |            |
             |         |                 |                    |                       |  COSPOR-   |            |            |
             |   AQUEOUS SALT            |    CARBON BLACK    |                       |  IDIUM     | ---POLLEN-----          |
             |         |                 |                    |                       |            |            |            |
             |         |    ----ENDOTOXIN/PYROGEN---          |      ---------------------BACTERIA---------     |-----BEACH SAND----
             |         |                 |                    |                       |            |        PIN |            |
 RELATIVE    |         |           -------VIRUS-----------------                      |   ---YEAST CELL--  POINT|            |
             |ATOMIC  SUGAR              |                    |                       |            |            |   ION EX.  |
   SIZE      |RADIUS   |              ---ALBUMIN PROTEIN--    |             ----------|--A.C. FINE TEST DUST----|    RESIN   |
             |         |                 |                    |                       |            |            |    BEAD    |
    OF       |         |                 |   ------------TOBACCO SMOKE--------------  |  -----MILLED FLOUR---------          |
             |  METAL  |                 |                    |                       |            |            |            |
  COMMON     |  ION    |           ------|---------------------------------LATEX/EMULSION---------------------  |            |
             |         |                 |                    |                       |            |            |            |
 MATERIALS   |      HERBICIDE            |                    |                       |            |            |            |
             |         |             ----COLLOIDAL SILICA --- |       --------PAINT PIGMENT-----   |        HUMAN HAIR       |
             |         |                 |                    |                       |            |                         |
             |         |                 |             ------------ASBESTOS-------    | ------COAL DUST---------|            |
             |      PESTICIDE            |                    |                       |            |            |            |
             |         |                 |                    |                       |       RED  |            |         GRANULAR
             |         |                 |                    |                       |       BLOOD|            |         ACTIVATED
             |         |          ----------------GELATIN---------          BLUE INDIGO DYE   CELL |           MIST        CARBON
_____________|_________|_________________|____________________|_______________________|____________|____________|____________|______
             |         |                 |                    |                       |            |            |            |
             |  REVERSE|                 |                    |                       |            |            |            |
  PROCESS    |  OSMOSIS|       -----ULTRAFILTRATION-----------------                  | -------------PARTICLE FILTRATION------------
             |  (HYPERFILT-              |                    |                       |            |            |            |
   FOR       |  RATION)|                 |                    |                       |            |            |            |
             |         |                 |                    |                       |            |            |            |
 SEPARATION  |       NANOFILTRATION      |           ------MICROFILTRATION----------------         |            |            |
_____________|_________|_________________|____________________|_______________________|____________|____________|____________|______
Note: 1 Micron (1 x 10(-6) Meters) = 4 x 10(-5) Inches (0.00004 Inches)
      1 Angstrom Unit = 10-(10) Meters = 10(-4) Micrometers (Microns)



RECENT DEVELOPMENTS

     On July 24, 1996, the Company completed the acquisition of Desalination Systems, Inc. ("Desal") in a stock transaction valued at approximately $30 million. The transaction was accounted for as a pooling of interests. The Company expects synergies from the merger due to an expansion of membrane product offerings and economies of scale in the distribution and marketing of the Company's products. Management believes the acquisition makes the Company one of the top three worldwide manufacturers of crossflow membrane elements with approximately 16% market share. The market for crossflow membrane filtration is growing at one of the highest rates of any of the filtration technologies due to its ability to remove the smallest impurities and related technological advances which have lowered manufacturing costs and provided increased value to customers. In addition, the Company believes the replacement element business should continue to grow as the installed base of RO/NF/UF equipment grows worldwide. After the acquisition of Desal, approximately 51% of the Company's sales are derived from its replacement products with the balance attributable to equipment sales.

     The Company is a Minnesota corporation with its corporate offices at 5951 Clearwater Drive, Minnetonka, Minnesota 55343-8995; telephone (612) 933-2277.

                                  THE OFFERING

Common Stock Offered by Selling Stockholders............   482,806 shares
Common Stock to be Outstanding after the Offering.......   14,187,131 shares(1)
Use of Proceeds.........................................   The Company will not receive any of
                                                           the proceeds of the Offering.
New York Stock Exchange Symbol..........................   OSM

-------------------------
(1) Does not include 502,201 shares issuable upon exercise of stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The consolidated financial data for all periods presented includes the operations of Desal which was merged with the Company in July of 1996 and was accounted for as a pooling of interests.

                                                                                     NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                     -------------------------------------------    -------------------
                                      1992        1993        1994        1995       1995        1996
                                     -------    --------    --------    --------    -------    --------
Sales.............................   $99,992    $108,212    $112,908    $130,783    $94,829    $115,271
Gross profit......................    43,773      48,327      50,405      56,113     40,965      47,495
Operating income..................     7,591      12,092      13,449      15,337     11,040      13,901
Other income (expense)............      (126)        738         813       1,496      1,228         912
Income taxes......................     2,983       3,536       3,808       4,954      3,808       4,803
Income from continuing
  operations......................     4,482       9,294      10,454      11,879      8,460      10,010
Net income........................     2,676       9,294      10,454      11,879      8,460      10,010
Net income per common and common
  equivalent shares outstanding...     $0.19       $0.66       $0.74       $0.83      $0.59       $0.69
Weighted average number of common
  and common equivalent shares
  outstanding.....................    14,036      14,075      14,206      14,365     14,274      14,442

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, as well as other information included elsewhere herein or incorporated herein by reference, prior to purchasing the shares of Common Stock offered hereby.

NEW PRODUCT DEVELOPMENT AND ACQUISITIONS

     The water purification and filtration industry is characterized by ongoing technological developments and changing customer requirements. As a result, the Company's success and continued growth depend, in part, on its ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by the Company's competition. There can be no assurance that the Company will be successful in developing or acquiring such rights to products on a timely basis or that such products will adequately address the changing needs of the marketplace.

CYCLICALITY OF CAPITAL EQUIPMENT SALES

     The sale of capital equipment within the water purification and filtration industry is cyclical and influenced by various economic factors including interest rates and general fluctuations of the business cycle. The Company's revenues from capital equipment sales were 48% of total revenues for the year ended December 31, 1995 and 49% of total revenues for the nine months ended September 30, 1996. While the Company sells capital equipment to customers in diverse industries and in domestic and international markets, cyclicality of capital equipment sales and general economic conditions could have an adverse effect on the Company's revenues and profitability.

TECHNOLOGICAL AND REGULATORY CHANGE

     The water purification and filtration industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for the Company's products and services. Changes in legislative, regulatory or industrial requirements may render certain of the Company's purification and filtration products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in the Company's ability to grow and to remain competitive. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of its products will not become obsolete. In addition, the Company is subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to operate properly.

COMPETITION

     The Company experiences competition from a variety of sources with respect to virtually all of its products, although the Company does not know of any single entity that competes with it across the full range of products and systems. Competition in the markets served by the Company is based on a number of factors, including price, technology, applications experience, availability of financing, reputation, product warranties, reliability, service and distribution. Certain of the Company's competitors have financial and other resources greater than those of the Company.

AVAILABILITY OF RAW MATERIALS

     The principal raw materials used by the Company are various plastic, ceramic and glass materials, stainless steel, brass, titanium, silver and various synthetic materials, all of which are normally available from sources within the continental United States. Most raw materials used by the Company are available from multiple sources of supply. A limited number of materials are proprietary products of major chemical companies which, if not available, would have a material adverse effect on the Company. The Company believes it could find substitutes for these materials if they should become unavailable, but there can be no assurance that such substitutes would perform as well or be priced as favorably.

DEPENDENCE ON KEY PERSONNEL

     The Company has been and is presently dependent upon the continued efforts of senior management, particularly, D. Dean Spatz, the Company's Chief Executive Officer. The loss of the services of Mr. Spatz could have a substantial adverse effect on the Company's ability to achieve its objectives.

COMMON STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

     After the Offering, the Company's officers, directors, principal shareholders and their affiliates will beneficially own approximately 29% of the Company's outstanding Common Stock, all of which shares are eligible for sale under Securities and Exchange Commission Rule 144 under the Securities Act of 1933. See "Principal and Selling Shareholders." As a result, these shareholders, if they were to act in concert, would have the ability to influence significantly most matters requiring approval by shareholders of the Company, including the election of a majority of the directors. In addition, the Board of Directors has the authority to issue up to 500,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any future vote or action by the shareholders. The voting power of these principal shareholders, officers and directors or the issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. Minnesota corporate law and the Company's Articles of Incorporation contain provisions that may discourage takeover bids for the Company that have not been negotiated with the Board of Directors. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Common Stock. In addition, sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. Agreements with the Selling Shareholders and the Company's other executive officers and directors not to offer or otherwise dispose of Common Stock without the consent of Cleary Gull Reiland & McDevitt Inc. will expire 90 days after the date of this Prospectus.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the shares offered hereby by the Selling Shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock has been listed and traded on the New York Stock Exchange under the symbol "OSM" since January 11, 1994. The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported on the New York Stock Exchange:

                                                                            HIGH    LOW
                                                                            ----    ---
        1994
        First Quarter....................................................   16 1/8  13 1/2
        Second Quarter...................................................   16 5/8  14 1/2
        Third Quarter....................................................   15 1/2  13 3/4
        Fourth Quarter...................................................   15 1/4  13 1/2
        1995
        First Quarter....................................................   16 5/8  13 1/4
        Second Quarter...................................................   18 1/4  15 1/2
        Third Quarter....................................................   17 7/8  15 1/2
        Fourth Quarter...................................................   21 1/4  16 5/8
        1996
        First Quarter....................................................   20 3/8  18 1/4
        Second Quarter...................................................   24 7/8  18 1/2
        Third Quarter....................................................   22 3/4  18 1/4
        Fourth Quarter (through November 19, 1996).......................   21 7/8  18 5/8

     On November 19, 1996, the last reported sale price on the New York Stock Exchange for the Common Stock was $21 1/2 per share. As of September 30, 1996, the Company had approximately 2,238 shareholders of record which the Company believes represents a total of approximately 4,900 beneficial owners.

     The Company has not paid cash dividends on its Common Stock. The Board of Directors currently intends to retain its earnings for the expansion of the Company's business. The Company's borrowing agreements contain covenants that limit the Company's ability to pay cash dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data for all periods presented includes the operations of Desal which was merged with the Company in July of 1996 and was accounted for as a pooling of interests.

                                                                                     NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                     -------------------------------------------    -------------------
                                      1992        1993        1994        1995       1995        1996
                                     -------    --------    --------    --------    -------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
Sales.............................   $99,992    $108,212    $112,908    $130,783    $94,829    $115,271
Cost of goods sold................    56,219      59,885      62,503      74,670     53,864      67,776
Gross profit......................    43,773      48,327      50,405      56,113     40,965      47,495
Operating expenses................    36,182      36,235      36,956      40,776     29,925      33,594
Operating income..................     7,591      12,092      13,449      15,337     11,040      13,901
Other income (expense)............      (126)        738         813       1,496      1,228         912
Income taxes......................     2,983       3,536       3,808       4,954      3,808       4,803
Income from continuing
  operations......................     4,482       9,294      10,454      11,879      8,460      10,010
Net income........................     2,676       9,294      10,454      11,879      8,460      10,010
Net income per common and common
  equivalent share outstanding....   $  0.19    $   0.66    $   0.74    $   0.83    $  0.59    $   0.69
Weighted average number of common
  and common equivalent shares
  outstanding.....................    14,036      14,075      14,206      14,365     14,274      14,442

                                                                      DECEMBER 31,    SEPTEMBER 30,
                                                                          1995            1996
                                                                      ------------    -------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA
Cash and marketable securities.....................................     $ 31,036        $  23,581
Total assets.......................................................      144,683          148,749
Working capital....................................................       55,958           55,970
Long-term debt.....................................................       20,919           16,205
Shareholders' equity...............................................       84,273           94,896

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes incorporated by reference in this Prospectus and the other financial information included herein.

GENERAL

     Since its formation in 1969, the Company has been a leader in the development of water purification and filtration technologies. Starting in the mid-80s, the Company transformed itself to compete in today's marketplace as a broad-based products manufacturer that could sell through a variety of channels to a variety of customers in response to changing market demands. As a single-source of components and equipment to end-users such as system integrators, OEM's and service companies, the Company has developed competitive strengths. The Company's products are used extensively in pharmaceutical, biotechnology and health care applications, drinking water, food and beverage production, semi-conductor manufacture, power generation and various industrial processing applications.

     In 1995, the Company expanded and reconfigured its Minnetonka headquarters, doubling its manufacturing capacity at that facility. The Company currently has eleven manufacturing facilities in the U.S. and one in France.

     The Company's marketing priority is to get its products into distribution as soon as possible. In 1994 and 1995, the Company invested significantly in growing its sales and marketing personnel. The number of sales personnel increased by 24% and 26% in 1994 and 1995, respectively. As a result of the Company's acquisitions, the Company inherited a number of separate sales forces selling individual products. In 1996, the Company reorganized and centralized its sales groups to focus responsibility for customer relationships for all products through expanded local sales offices and to provide technical sales support from the appropriate product manufacturing site. The Company believes that these changes will enhance customer service, reduce administrative expenses and increase market penetration in the future.

RESULTS OF OPERATIONS

     In July 1996, the Company merged with Desalination Systems, Inc. ("Desal") in a transaction accounted for as a pooling of interests. Accordingly, the historical consolidated financial data for all periods presented here are restated to include the operations of Desal.

     The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated.

                                                                             NINE MONTHS
                                                       YEARS ENDING             ENDED
                                                       DECEMBER 31,         SEPTEMBER 30,
                                                     ----------------      ----------------
                                                     1994       1995       1995       1996
                                                     -----      -----      -----      -----
        Net Sales.................................   100.0%     100.0%     100.0%     100.0%
          Cost of Goods Sold......................    55.4       57.1       56.8       58.8
        Gross Profit..............................    44.6       42.9       43.2       41.2
          SG&A....................................    24.7       24.0       24.1       22.3
          RD&E....................................     8.0        7.2        7.5        6.9
        Operating Profit..........................    11.9       11.7       11.6       12.0
          Other Income............................     0.8        1.2        1.3        0.8
          Income Taxes............................     3.4        3.8        4.0        4.2
        Net Income................................     9.3        9.1        8.9        8.6

     Comparison of Nine Months Ended September 30, 1996 and Nine Months Ended September 30, 1995

     Net Sales for the nine months ended September 30, 1996, increased $20.4 million or 21.6% to $115.3 million as compared to net sales of $94.8 million for the nine months ended September 30, 1995. The sales increase was realized across nearly all product lines, and for both domestic and international markets.

     Gross Profit increased $6.5 million or 15.9% to $47.5 million in the nine months ended September 30, 1996, compared to $41.0 million in the nine months ended September 30, 1995. As a percentage of net sales, gross profit decreased to 41.2% from 43.2%. The reduction in gross profit was due to a less favorable sales mix, more aggressive pricing in certain product lines, and some effect of higher material costs. Sales in 1996 included some order backlog acquired from Western Filter in October 1995, which was at lower gross margins than other of the Company's products.

     Selling, General and Administrative Expenses increased $2.8 million or 12.4% to $25.7 million in the nine months ended September 30, 1996, compared to $22.8 million in the nine months ended September 30, 1995. As a percentage of sales, SG&A expense decreased to 22.3% from 24.1%, primarily reflecting improved productivity of both sales and administrative personnel.

     Research, Development and Engineering Expenses increased $0.8 million to $7.9 million in the nine months ended September 30, 1996, from $7.1 million in the nine months ended September 30, 1995. As a percentage of sales, these expenses were 6.9% of sales in the nine months ended September 30, 1996, compared to 7.5% in the nine months ended September 30, 1995. The Company believes the current level of funding is adequate to support its product development program.

     The effective tax rate for each of the nine months ended September 30, 1996 and 1995 were 32.4% and 31.0%, respectively. The increase in the tax rate is primarily due to the reduced availability of tax loss carryforwards and credits from Autotrol and its subsidiaries.

     Net Earnings increased $1.6 million or 18.3% to $10.0 million or $0.69 per share for the nine months ended September 30, 1996, compared to $8.5 million or $0.59 per share for the nine months ended September 30, 1995. As a percentage of net sales, net earnings were 8.6% in the nine months ended September 30, 1996, compared to 8.9% in the nine months ended September 30, 1995.

     Comparison of Years Ended December 31, 1995 and December 31, 1994

     Net Sales for 1995 increased $17.9 million or 15.9% to $130.8 million from $112.9 million for 1994. International sales increased at approximately the same rate as domestic sales in 1995 due to improved marketing and selling efforts in the Asia/Pacific and Americas areas. The 1995 sales growth also benefited from the October 1995 acquisition of Western Filter and the November 1994 acquisition of Lakewood Instruments.

     Gross Profit increased $5.7 million or 11.3% to $56.1 million in 1995 compared to $50.4 million in 1994. As a percentage of net sales, gross profit decreased to 42.9% in 1995, compared to 44.6% in 1994. The decrease was due to an increased mix of sales of lower margin products, increased material costs and more aggressive pricing.

     Selling, General and Administrative Expenses increased $3.4 million or 12.1% to $31.4 million in 1995 compared to $28.0 million in 1994. As a percentage of net sales, these expenses were 24.0% in 1995, compared to 24.7% in 1994. The increase in spending was attributable to increased marketing programs and expanded domestic and international selling efforts, offset by the continued cost savings in administrative expenses as recent acquisitions were assimilated.

     Research, Development and Engineering Expenses increased $0.4 million or 4.4% to $9.4 million in 1995 compared to $9.0 million in 1994. As a percentage of net sales, these expenses were 7.2% in 1995, compared to 8.0% in 1994.

     The Company's effective tax rate for 1995 was 29.4% compared to 26.7% in 1994. The increase in the tax rate was primarily due to the reduced availability of tax loss carryforwards and credits from Autotrol and its subsidiaries.

     Net Earnings increased $1.4 million or 13.3% to $11.9 million or $0.83 per share in 1995 compared to $10.5 million or $0.74 per share in 1994. As a percentage of net sales, net earnings were 9.1% in 1995, compared to 9.3% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Company had cash and marketable securities of $23.6 million as compared to $31.0 million at December 31, 1995. The reduction in cash and marketable securities was primarily the result of investments of $12.2 million in facilities and equipment during the first nine months of 1996.

     Cash provided by operating activities was $1.4 million, $8.4 million, and $10.1 million for the nine month period ended September 30, 1996, and the years ending December 31, 1995 and 1994 respectively. The decrease in cash provided by operating activities in 1996 and 1995 was principally due to increased working capital requirements to support the Company's sales growth.

     Capital expenditures for the nine months ended September 30, 1996, and the years ending December 31, 1995, and 1994 were $12.2 million, $20.8 million, $4.2 million, respectively. During 1995, the Company purchased its previously leased Milwaukee facility for $3.1 million and invested $4.6 million in the expansion of its Minnetonka facility. For the year ending December 31, 1996, capital expenditures are expected to be $15.0 million. The level of capital expenditures in 1997 is expected to be less than the levels of 1996 and 1995.

     The Company has negotiated a new $7 million unsecured revolving line of credit for working capital needs. The revolving line of credit is for two years with an annual interest rate of LIBOR plus 50 basis points. This revolving line of credit replaces a $1 million line of credit. At September 30, 1996, the Company had $6.7 million available under the revolving line of credit.

     The Company's operating cash requirements consist principally of working capital requirements, capital expenditures and scheduled payments of principal on outstanding indebtedness. The Company believes that its cash and marketable securities, cash flow from operating activities and borrowings under its bank facility will be adequate to meet the Company's liquidity and capital investment requirements in the foreseeable future.

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

               NAME                    AGE                         POSITION
-----------------------------------    ---     ------------------------------------------------
D. Dean Spatz......................    52      Chief Executive Officer and Chairman of the
                                               Board
Ruth Carol Spatz...................    52      Secretary and Director
Ralph E. Crump.....................    72      Director
Charles W. Palmer..................    59      Director
Verity C. Smith....................    73      Director
Michael L. Snow....................    45      Director
L. Lee Runzheimer..................    54      Chief Financial Officer
James J. Carbonari.................    54      Vice President Sales and Marketing
James W. Detert....................    37      Vice President Operations
Howard W. Dicke....................    59      Vice President Human Resources and Corporate
                                                 Development and Treasurer
Kenneth E. Jondahl.................    40      Vice President International
Andrew T. Rensink..................    40      Vice President Technology

     D. DEAN SPATZ, Chief Executive Officer and Chairman of the Board of Directors of the Company, has held his current position since founding the Company in 1969. He has a B.A. from Dartmouth College and a Master of Engineering degree from the Thayer School of Engineering, Dartmouth College. Mr. Spatz is also a director of SI Technologies Inc. and Sigma Aldrich Corp., both of which are traded on NASDAQ. Mr. Spatz and Ruth Carol Spatz are husband and wife.

     RUTH CAROL SPATZ, Secretary and Director of the Company, was a founder of the Company in 1969 and has held her current position since its inception. She is a graduate of the University of Vermont with a degree in Chemistry.

     RALPH E. CRUMP was an initial investor in the Company and has been a director since 1969. He founded Frigitronics, Inc., a manufacturer of ophthalmic goods and medical instruments, in 1963 and was its President and Chairman of the Board until December 1986. He is a graduate of the United States Merchant Marine Academy and has a degree in Engineering from UCLA. Mr. Crump is also a director of SI Technologies, Inc., Mity-Lite, Inc., and Imtec, Inc., all of which are traded on NASDAQ.

     CHARLES W. PALMER has been a director of the Company since 1993. Previously he had been the Chairman and Chief Executive Officer of Autotrol Corporation, Mr. Palmer is a graduate of Yale University with an A.B. in American studies and earned an M.B.A. at Northwestern University.

     VERITY C. SMITH has been a director of the Company since 1987. Mr. Smith is the President of Vaponics Ltd. (UK) and Veritec Consultants. Mr. Smith was a founder of Vaponics, Inc. and held the position of Chief Executive Officer from its inception in 1967 until it was acquired by the Company in July 1987. He was elected a director of the Company in August 1987. He has a B.S. in Chemical Engineering from Massachusetts Institute of Technology and is a fellow of the American Institute of Chemical Engineers.

     MICHAEL L. SNOW is Of Counsel to the law firm of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, and has been a director of the Company since 1989. Mr. Snow received a Bachelor of Arts degree and Juris Doctor from the University of Michigan.

     L. LEE RUNZHEIMER, Chief Financial Officer, has been an officer of the Company since joining the Company in 1988. Mr. Runzheimer had previous financial and operating experience with several other companies. He received his B.B.A. in Accounting from the University of Wisconsin and his M.B.A. from the Harvard Business School.

     JAMES J. CARBONARI is the Vice President Sales and Marketing. Mr. Carbonari has been an officer of the Company since 1989. Mr. Carbonari has also held sales and marketing management positions in industrial manufacturing companies, and received his B.S. in Chemical Engineering from Illinois Institute of Technology and an M.B.A. from Northwestern University.

     JAMES W. DETERT is the Vice President Operations for the Company. Mr. Detert has been an officer of the Company since 1990. Prior to joining the Company, Mr. Detert worked in various engineering and manufacturing capacities at General Electric. Mr. Detert received a B.S. in Mechanical Engineering and B.A. in Psychology from Tufts University and earned an M.B.A. from Amos Tuck School of Business at Dartmouth College.

     HOWARD W. DICKE, CPA, Vice President Human Resources and Corporate Development and Treasurer, has been an officer of the Company since 1978. Mr. Dicke received his B.S. in Industrial Administration from Iowa State University and an M.B.A. from the University of Washington.

     KENNETH E. JONDAHL is Vice President International, and has been an officer of the Company since 1991. Mr. Jondahl received his M.S. in Chemical Engineering from the Institute of Technology at the University of Minnesota.

     ANDREW T. RENSINK is Vice President Technology. Mr. Rensink has been an officer of the Company since 1991. Prior to joining the Company, Mr. Rensink held various manufacturing and engineering management positions for General Electric. Mr. Rensink received his B.S. in Mechanical Engineering from the University of Wisconsin.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of the date hereof by (i) each director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers of the Company as a group, (iv) each Selling Shareholder, and (v) each person or entity known by the Company to own beneficially more than five percent of the Company's Common Stock. The address of each director and executive officer of the Company is 5951 Clearwater Drive, Minnetonka, Minnesota 55343.

                                           BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                           PRIOR TO THE OFFERING       NUMBER          AFTER THE OFFERING
                                         -------------------------    OF SHARES       --------------------
                                          NUMBER                       OFFERED         NUMBER
           BENEFICIAL OWNER              OF SHARES         PERCENT     HEREBY         OF SHARES    PERCENT
--------------------------------------   ---------         -------    ---------       ---------    -------
State Farm Mutual Automobile Insurance
  Company(1)..........................   1,388,812(2)         9.8           --        1,388,812       9.8
D. Dean Spatz.........................   1,144,914(3)(4)      8.1       25,000(5)     1,119,914       8.0
Ruth Carol Spatz......................   1,122,133(3)(4)      7.9           --(5)     1,097,133       7.8
Ralph E. Crump........................     439,417(6)         3.1       75,362(7)       364,055       2.6
Marjorie L. Crump.....................     436,417(8)         3.1       75,362(7)       361,055       2.5
Charles W. Palmer.....................     965,662(9)         6.8           --          965,662       6.8
Verity C. Smith.......................       5,196(4)           *           --            5,196         *
Michael L. Snow.......................      35,400(10)          *           --           35,400         *
James J. Carbonari....................      20,874              *           --           20,874         *
James W. Detert.......................      52,875              *           --           52,875         *
Howard W. Dicke.......................      46,380              *           --           46,380         *
Kenneth E. Jondahl....................      31,676              *           --           31,676         *
Andrew T. Rensink.....................       7,500              *           --            7,500         *
L. Lee Runzheimer.....................      44,688              *           --           44,688         *
Donald T. Bray........................     860,946(11)        5.9      150,000          710,946       4.9
Julianne L. Bray......................     157,107(12)        1.1       20,000          137,107         *
Nancy A. Bray.........................     132,545              *      117,082           15,463         *
Martha F. Bray........................     136,867              *       10,000          126,867         *
Kenneth A. Hub........................     100,850              *        5,000           95,850         *
Mary S. Hub...........................      84,282              *        5,000           79,282         *
All directors and executive officers
  as a group (12 persons).............   4,353,132(13)       30.6      175,724(14)    4,177,408      29.4

-------------------------
  *  Less than one percent.

 (1) The address of State Farm Mutual Automobile Insurance Company is One State Farm Place, Bloomington, Illinois 61701.

 (2) Based upon the most recent Schedule 13G on file with the Securities and Exchange Commission.

 (3) Mr. and Mrs. Spatz possess sole voting and investment power with respect to 574,464 and 551,683, respectively, of such shares and they possess shared voting and investment power with respect to 567,450 of such shares.

 (4) Includes 3,000 shares issuable upon exercise of director stock options.

 (5) Mr. and Mrs. Spatz possess shared voting and investment power with respect to such shares. Does not include 49,810 shares that are subject to the Underwriter's over-allotment option.

 (6) Does not include 438,417 shares held by his spouse. Mr. Crump disclaims beneficial ownership of these shares. See footnote 8. Includes 3,000 shares issuable upon exercise of director stock options.

 (7) Does not include 11,305 shares that are subject to the Underwriter's over-allotment option.

 (8) Does not include 441,417 shares held by her spouse. Mrs. Crump disclaims beneficial ownership of these shares. See footnote 6.

 (9) Includes 3,000 shares issuable upon exercise of director stock options and 7,882 shares held by his spouse.

(10) Includes 25,500 shares issuable upon exercise of director stock options.

(11) Includes 314,214 shares issuable upon exercise of stock options. Does not include 157,107 shares beneficially owned by Julianne L. Bray, Mr. Bray's spouse.

(12) Does not include 860,946 shares beneficially owned by Donald T. Bray, Mrs. Bray's spouse. See footnote 12.

(13) Includes options to purchase 40,500 shares of Common Stock that are currently exercisable. Includes 438,417 shares owned by Marjorie L. Crump, spouse of Ralph E. Crump, a director and 7,882 by Alice Palmer, spouse of Charles W. Palmer, a director.

(14) Does not include an aggregate of 72,420 shares that are subject to the Underwriter's over-allotment option.

     Mr. and Mrs. Spatz are directors and officers of the Company. Mr. Crump is a director of the Company. Donald, Julianne, Nancy, and Martha Bray and Kenneth and Mary Hub were shareholders of Desal prior to the Company's acquisition of Desal in July 1996.

                                  UNDERWRITING

     Cleary Gull Reiland & McDevitt Inc. (the "Underwriter") has agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Selling Shareholders 482,806 shares of Common Stock (assuming the Underwriter's over-allotment option is not exercised).

     The Underwriting Agreement provides that the obligation of the Underwriter to purchase shares of Common Stock is subject to the approval of certain legal matters by counsel and to certain conditions. The Underwriting Agreement provides that all of the Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriter, must be purchased if any are purchased.

     The Company has been advised that the Underwriter proposes to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and may offer to selected dealers at such price less a concession of not more than $0.45 per share; that the Underwriter may allow and such dealers may reallow a concession of $0.10 per share on sales to certain other dealers; and that the public offering price and concessions and reallowances to dealers may be changed by the Underwriter.

     Certain of the Selling Shareholders have granted to the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 72,420 shares of Common Stock to cover over-allotments, at the same price per share being paid by the Underwriter for the other shares offered hereby. The Underwriter may purchase such shares only to cover over-allotments, if any, made in connection with the Offering made hereby.

     The Company and its present executive officers and directors and the Selling Shareholders have agreed with the Underwriter that they will not offer or sell any shares of Common Stock for 90 days from the effective date of the Registration Statement without the prior written consent of the Underwriter.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company and the Selling Shareholders by Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, Minneapolis, Minnesota ("Maslon"). Michael L. Snow, a director of the Company, is Of Counsel at Maslon. Mr. Snow beneficially owns 35,400 shares of Common Stock, which includes currently exercisable options to acquire 25,500 shares. A Partner of Maslon beneficially owns 113,906 shares of Common Stock as trustee of an Irrevocable Trust. This Partner has disclaimed any beneficial ownership of such shares. Certain legal matters will be passed upon for the Underwriter by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, S.C., Milwaukee, Wisconsin.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules of Osmonics, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated in this prospectus by reference from the Osmonics, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Desalination Systems, Inc. for the year ended December 31, 1995 incorporated in this prospectus by reference from the current report on Form 8-K of Osmonics, Inc. filed on August 8, 1996 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which has been filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company as well as the Registration Statement and Exhibits may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street -- Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. In addition, the Commission maintains a Web site that contains reports, proxy and information regarding registrants, such as the Company, that file electronically with the Commission. The address of this Web site is: http://www.sec.gov. Copies of the foregoing can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company filed with the Commission are incorporated herein by reference:

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended.

          (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          (iii) Current Report on Form 8-K filed on August 8, 1996.

          (iv) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 23, 1993.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference in this Prospectus from the respective dates those documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including certain exhibits to such documents). Written requests for such copies should be directed to Ruth Carol Spatz, Osmonics, Inc., 5951 Clearwater Drive, Minnetonka, Minnesota 55343, telephone number (612) 933-2277.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     9
Use of Proceeds.......................    11
Price Range of Common Stock and
  Dividend Policy.....................    11
Selected Consolidated Financial
  Data................................    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    13
Management............................    16
Principal and Selling Shareholders....    18
Underwriting..........................    20
Legal Matters.........................    21
Experts...............................    21
Additional Information................    21
Incorporation of Certain Documents by
  Reference...........................    22

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                                 482,806 SHARES

                                 OSMONICS LOGO

                               -----------------

                                   PROSPECTUS
                               -----------------

                      CLEARY GULL REILAND & MCDEVITT INC.
                               NOVEMBER 20, 1996

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